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November 13, 2008

VIA EDGAR and HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler
Sebastian Gomez Abero
Suzanne Hayes
Ibolya Ignat
Mary Mast

Re:	Novacea, Inc.
Registration Statement on Form S-4 Filed October 3, 2008
File No. 333-153844

Dear Mr. Riedler:

On behalf of Novacea, Inc. (the “Company” or “Novacea”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2008. For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 1, all of which have been marked to show changes from the original filing.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on October 31, 2008 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

Response: In response to the Staff’s comment, the Company acknowledges that it is required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the Company through personal interviews or telephone and all other soliciting material that will be furnished to the security holders of the Company.

November 13, 2008

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have made appropriate revisions throughout Amendment No. 1 in response to the Staff’s comments.

Letter to Stockholders of Novacea, Inc. and Transcept Pharmaceuticals, Inc.

3.	We note your disclosure stating that the Novacea and Transcept boards of directors approved the merger agreement and other related proposals. Please disclose if the approvals were unanimous.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the letter to stockholders of Novacea and Transcept Pharmaceuticals, Inc. (“Transcept”) to state that the Novacea and Transcept boards of directors unanimously approved the merger agreement and other related proposals, with Novacea director Michael Raab not present for the vote because he recused himself from the meeting, and with Transcept director Kathleen LaPorte not present at the meeting in which the Transcept board of directors approved the merger agreement and related proposals.

Questions and Answers About the Merger, page v

Q: What will Transcept stockholders, warrant holders and option holders receive in the merger?, page vii

4.	Please expand your disclosure to describe what Transcept preferred stockholders will receive as a result of the merger.

Response: In response to the Staff’s comment, we have revised the disclosure on page v of Amendment No. 1 to clarify that shares of Transcept preferred stock will be converted into shares of Transcept common stock immediately prior to the effective time of the merger and will receive the same consideration as the holders of common stock.

Summary, page 1

Reasons for the Merger, page 2

5.	We note the discussion of the risks related to the transaction beginning on page 9. Please move this discussion to immediately follow the reasons for the merger.

Response: In response to the Staff’s comment, we have moved the discussion of risks related to the transaction so that it immediately follows “Reasons For the Merger” on page 3 of Amendment No. 1.

November 13, 2008

Opinion of the Novacea Financial Advisor, page 3

6.	Please disclose how much Cowen will receive in connection with its services, how much of that compensation relates to providing the fairness opinion, and how much of the compensation is contingent upon the consummation of the merger.

Response: In response to the Staff’s comment, we have added disclosure on page 4 of Amendment No. 1 regarding the nature and amount of Cowen’s fee arrangement.

Overview of the Merger Agreement, page 4

Merger Consideration and Adjustment, page 4

7.	Please revise your disclosure here, and on page 83, to state the conversion ratio of the Transcept preferred stock into shares of Transcept common stock.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 5 and 89 of Amendment No. 1 to disclose the ratio for the conversion of each share of Transcept preferred stock into Transcept common stock.

8.	Your first bullet point states that the exchange ratio will be determined at the time of the closing. Your disclosure on page 83, however, states that the exchange ratio will be 0.68, subject to adjustment to account for the reverse stock split. Please revise your disclosure in the first bullet point on page 4 to state that the exchange ratio will be 0.68, subject to adjustment.

Response: In response to the Staff’s comment, we have revised the disclosure on page 5 of Amendment No. 1, and have made conforming changes throughout Amendment No. 1, to clarify that the exchange ratio will be 0.67, subject to adjustment for the net cash, less certain liabilities, of Novacea and the reverse stock split and assuming the number of shares of Transcept and Novacea stock outstanding are the same as they were on September 30, 2008.

9.	Please expand your disclosure to describe by how much the exchange ratio will be adjusted if net cash, less certain liabilities, of Novacea is less than $83.5 million or greater than $84.5 million.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 5 and 6 of Amendment No. 1 to provide examples of the effect of net cash, less certain liabilities, of Novacea on the exchange ratio and the relative ownership of Novacea and Transcept stockholders after the merger. Additionally, we have revised the disclosure to provide a cross-reference to the detailed summary of the exchange ratio adjustment on page 101 of Amendment No. 1.

Conditions to Completion of the Merger, page 5

10.	We note your disclosure stating that each of the proposals “requires the affirmative vote of holders of a majority of the outstanding shares of Novacea common stock.” Throughout the rest of the filing, you state that approval of the issuance of the shares of Novacea and the resulting change of control requires the vote of holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting. Please revise your disclosure to eliminate this apparent discrepancy.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6 and 78 of Amendment No. 1 to clarify that the approval of the issuance of the shares of Novacea common stock and the resulting change of control requires the vote of holders of a majority of the shares of Novacea common stock having voting power present in person or represented by proxy at the Novacea special meeting.

November 13, 2008

Risk Factors, page 18

Risks Related to Novacea, page 22

11.	Please revise the risk factor discussions appearing in this section and consider whether each risk relates to the investment decision to approve the transaction or to vote against the transaction. For example, the risk factor titled “A significant portion of Novacea outstanding common stock may be sold into the market. Substantial sales of Novacea common stock, or the perception such sales are likely to occur, could cause the price of Novacea common stock to decline” appears to be a more appropriate risk for an offering of common stock, as opposed to a merger transaction.

Response: In response to the Staff’s comment, we have revised the risk factor discussions appearing in this section to include only those risk factors that relate to the investment decision to approve the transaction or to vote against the transaction.

12.	You disclose that Novacea stopped all clinical trials of Asentar™ after a Phase 3 clinical trial for the treatment of androgen-independent prostate cancer demonstrated an unexplained imbalance of deaths between the treatment and control arms of the trial. To the extent that you may be exposed to liability as a result of prior clinical trials, please consider adding a risk factor.

Response: We respectfully submit that the clinical trials ended in early November 2007, and to date the Company has not been subject to any claims, nor does it presently anticipate any claims, related to the ASCENT-2 clinical trials, which were conducted by the Company’s collaboration partner, Schering Plough. Therefore, we have not included a risk factor in the Amendment No. 1 specifically directed to an exposure to liability as a result of these prior clinical trials.

Novacea ended clinical trials for its lead product candidate Asentar™, and has no clinical trials planned for Asentar™, page 25

13.	Are you considering a new clinical trial for Asentar™? Unless you are considering a new clinical trial, it is not clear what the risk is that you are attempting to convey. Please revise the disclosure to either explain that you may continue your clinical trials and the circumstances under which you will continue these trials or revise the discussion to more clearly explain how these facts present a risk to you and your operations.

Response: In response to the Staff’s comment, we have deleted the above referenced risk factor.

November 13, 2008

The business of Novacea was largely dependent on the success of two clinical-stage oncology product candidates..., page 25

14.	It appears that the risk you are trying to convey is that you might not be able to terminate your leases on favorable terms. Please revise your heading to more clearly explain the risks and consequences. If any of these leases include termination provisions, please explain the provisions including quantifying any termination payments.

Response: In response to the Staff’s comment, we have revised the risk factor on page 26 of Amendment No. 1 to limit the risk factor to the Company’s lease, to clearly explain the risk and consequences in the heading and to disclose the Company’s maximum liability under the lease.

Risks Related to Transcept, page 31

If Transcept enters into strategic alliances it will be dependent upon the efforts of its alliance partners, page 35

15.	It is unclear from your discussion whether Transcept and the combined company will be dependent on entering into strategic alliances. Please clarify whether you believe Transcept and the combined company will have the ability to develop and commercialize their product candidates or whether they will be dependent on a strategic alliance or development of these capabilities.

Response: In response to the Staff’s comment, we have revised the risk factor on page 36 of Amendment No. 1 to clarify that Transcept intends to engage a strategic partner to commercialize Intermezzo even though it believes that, if the merger with Novacea is completed, the combined company will have sufficient resources to launch Intermezzo® to psychiatrists and high-prescribing physicians.

If the manufacturers upon whom Transcept relies..., page 36

16.	Please expand your risk factor to briefly describe the termination provisions of your agreements with your manufacturers and suppliers.

Response: In response to the Staff’s comment, and in connection with our response to comment 53 below, we have incorporated a description of the material terms of the Transcept manufacturing and supply agreements on page 146 of Amendment No. 1 (in the section entitled, “Transcept Business—Manufacturing”), which includes a description of the termination provisions of such agreements, and in the above-referenced risk factor on page 36 an introductory sentence regarding such termination provisions and a cross reference to the material terms description of such agreements in the Transcept business section.

Risks Related to the Combined Company, page 45

The combined company will incur costs and demands upon management..., page 46

17.	This risk factor, as currently written, could apply to any initial public offering. Please revise this discussion so that it addresses your situation more specifically, including the fact that Novacea was already subject to the demands that you describe. Alternatively, delete the risk factor.

Response: In response to the Staff’s comment, we have deleted the above referenced risk factor.

November 13, 2008

Forward-Looking Statements, 48

18.	Please revise this discussion to clarify that the safe harbor in the PSLRA does not apply to forward looking statements related to Transcept as they are not currently a reporting company. Alternatively, delete the reference to the PSLRA.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 48 and 157 of Amendment No. 1 to clarify that the safe harbor provisions of the PSLRA do not apply to forward looking statements related to Transcept.

19.	We note that you state that “Novacea and Transcept do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify in this section, and on pages 147 and 161, that the proxy statement/prospectus/information statement will be updated to the extent required by law.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 78, 157 and 169 of Amendment No. 1 to clarify that the proxy statement/prospectus/information statement will be updated to the extent required by law.

The Merger, page 53

Background of the Merger, page 53

Historical Background for Novacea, page 53

20.	Please expand your disclosure about the April 2, 2008 board meeting to describe the landscape of private and public oncology companies, the valuation metrics provided by Cowen, the operation matters for Novacea and the scenarios associated with the various strategic alternatives being considered by the board of directors.

Response: In response to the Staff’s comment, we have included the requested disclosure on beginning page 54 of Amendment No. 1.

21.	Please describe in more detail the “various expressions of interest that Novacea had received from oncology companies” that were summarized for the board on April 30, 2008.

Response: In response to the Staff’s comment, we have revised the disclosure on page 55 of Amendment No. 1 to provide more detail on the expressions of interest that Novacea had received from oncology companies.

22.	Please expand your disclosure to provide additional information about the nine prospective companies identified by management at the June 30, 2008 meeting, including a discussion of the opportunities and risks associated with each of them.

Response: In response to the Staff’s comment, we have revised the disclosure on page 57 of Amendment No. 1 to provide additional information about the nine prospective companies identified by management at the June 30, 2008 meeting, including a discussion of the opportunities and risks associated with each of them.

November 13, 2008

23.	Please disclose whether any of nine strategic partners were proposing in-licensing opportunities or if all of them were proposing a merger transaction.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 57 of Amendment No. 1.

24.	Please expand your disclosure to identify the specific reasons why the four companies were selected as primary candidates and why the remaining five companies were dropped from consideration.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 58 of Amendment No. 1.

25.	Please identify the four companies that were selected as primary candidates and discuss why the board decided to pursue the transaction with Transcept over the other candidates.

Response: In response to the Staff’s comment, we have identified the four companies as Company A, Company B, Company C and Transcept, and have included a discussion of why the Novacea board of directors decided to pursue a transaction with Transcept over the other three candidates. We respectfully submit that the names of the three candidates that were not selected is not information that is material to an understanding of the transaction or the decision of the Novacea board of directors. Additionally, the Company entered into nondisclosure agreements with each of the three companies that prohibit the Company from disclosing their names.

Background of Development of Transaction Between Novacea and Transcept, page 57

26.	Please expand your disclosure to describe the corporate and business records reviewed during the June 17, 2008 meeting.

Response: In response to the Staff’s comment, we have revised the disclosure on page 59 of Amendment No. 1 to describe the corporate and business records reviewed during the June 17, 2008 meeting.

27.	Please describe the terms of the Transcept proposed preliminary indication of interest that was submitted to Cowen.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 60 of Amendment No. 1.

28.	Please expand your disclosure about Novacea’s decision making process that resulted in the selection of Transcept as the most attractive prospective acquisition. You should describe the material terms of the potential business combinations proposed by the other three companies participating in the final stage evaluation. You should also describe why the Novacea board selected Transcept over the other three companies.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 62 of Amendment No. 1.

November 13, 2008

29.	Please describe the terms summarized in the letter delivered by Novacea’s management on August 1, 2008.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 63 of Amendment No. 1.

30.	Please expand your disclosure to describe the financial analyses and perceived advantages and disadvantages of the transaction to Transcept presented by representatives of Merrill Lynch to the Transcept board on August 3, 2008.

Response: In response to the Staff’s comment, we have revised the disclosure on page 63 of Amendment No. 1 to clarify the topics presented by Merrill Lynch at the August 3, 2008 meeting of the Transcept board of directors.

31.	Please describe the terms that were still being negotiated by management at the time of the August 22, 2008 meeting of Novacea’s SPC.

Response: In response to the Staff’s comment, we have revised the disclosure on page 64 of Amendment No. 1 to describe the terms that were still being negotiated by management at the time of the August 22, 2008 meeting of the SPC.

The Novacea Reasons for the Merger, page 60

32.	We note that among the risks and other countervailing factors considered by the Novacea board of directors were the “substantial expenses to be incurred in connection with the merger.” Please revise your disclosure to quantify the approximate expenses to be incurred in connection with the merger.

Response: In response to the Staff’s comment, we have revised the disclosure on page 67 of Amendment No. 1 to provide additional information about the nine prospective companies identified by management at the June 30, 2008 meeting, including a discussion of the opportunities and risks associated with each of them.

23.	Please disclose whether any of nine strategic partners were proposing in-licensing opportunities or if all of them were proposing a merger transaction.

Response: In response to the Staff’s comment, we have revised the disclosure on page 67 of Amendment No. 1 to reflect the approximate expenses contemplated by the Novacea board of directors at the time of its deliberations.

33.	Please explain what you mean by the “strategic direction of the combined board” as one of the risks or countervailing factors considered by the Novacea board.

Response: In response to the Staff’s comment, we have deleted the reference to the “strategic direction of the combined board” as one of the risks or countervailing factors considered by the Novacea board of directors.

Transcept Reasons for the Merger, page 63

34.	Please describe the basis for the conclusion by the Transcept board of directors that the relative percentage ownership in the combined company is appropriately based on the approximate valuations of each company. Also, please describe the valuations the Transcept board relied upon.

Response: In response to the Staff’s comment, we have revised the applicable disclosure on page 68 of Amendment No. 1 to include the basis of determination of the relative valuations of Novacea and Transcept and the basis of the determination that such valuations, and the resulting percentage ownership of the combined company, were deemed to be appropriate by the Transcept board of directors.

November 13, 2008

Opinion of the Novacea Financial Advisor, page 64

35.	Please supplementally provide us with copies of any materials prepared by Cowen in connection with its fairness opinion, including, among other things, any “board books,” draft of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

Response: The presentation materials, prepared by Cowen and presented at the August 25, 2008 meeting of the Novacea board of directors are being provided by Cowen’s attorneys to the Commission under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended and 17 C.F. R. § 200.83. In accordance with such Rules, Novacea has been advised that Cowen is requesting that its materials be returned promptly following completion of the Commission’s review thereof.

36.	We note the sentence in the second paragraph of this section stating that “The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion.” A similar sentence also appears in the second to last paragraph in this section. Please delete these sentences since Investors are entitled to rely upon your disclosure. Your disclosure should include the assumptions, qualifications and limitations.

Response: In response to the Staff’s comment, we have deleted the above referenced sentences.

37.	We note that the managements of Transcept and Novacea disclosed certain financial analyses and forecasts concerning Transcept to Cowen. Please revise your disclosure to describe those financial analyses and forecasts for Transcept.

Response: In response to the Staff’s comment, we have revised the disclosure on page 77 of Amendment No. 1 to describe the financial analyses and forecasts of Transcept.

38.	Please disclose whether any companies or transactions meeting the selection criteria for their respective analyses were excluded from the analyses and, if so, the reasons for making such exclusions.

Response: In response to the Staff’s comment, we have revised the disclosure on page 72 of Amendment No. 1 relating to the companies and transactions underlying the various analyses to clarify the characteristics that Cowen focused upon when assembling its datasets.

November 13, 2008

Analysis of Selected Publicly Traded Companies, page 67

Profitable Specialty Pharmaceutical Companies, page 67

39.	Please explain how it was determined that these companies have operating, market valuation and trading valuations similar to what might be expected of Transcept in 2011.

Response: In response to the Staff’s comment, we have revised the disclosure on page 72 of Amendment No. 1 to clarify how it was determined that these companies have financial characteristics similar to what might be expected of Transcept in 2011. The reference to “operating, market valuation and trading valuations” has been removed.

Phase III Data/NDA Stage Companies, page 68

40.	You state that Cowen reviewed the equity value and enterprise value for the Phase III Data/NDA Stage Companies. The table only presents the range of equity values. Please revise your disclosure to also present the range of enterprise values and the range of enterprise values for Transcept implied by the analysis.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 73 of Amendment No. 1.

Analysis of Selected IPO Transactions, page 70

41.	Please revise your disclosure to explain the meaning of the term “pre-money equity valuation.”

Response: In response to the Staff’s comment, we have included the requested disclosure on page 75 of Amendment No. 1.

Discounted Cash Flow Analysis, page 71

42.	Please revise your disclosure to describe the “assumptions described by” and “projections supplied by” the managements of Transcept and Novacea.

Response: In response to the Staff’s comment, we have deleted the above referenced sentence.

43.	We note your disclosure that “Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to Novacea.” You disclosure does not provide a narrative and quantitative description of the fees paid to Cowen and its affiliates by Novacea. Please revise the filing to provide such disclosures.

Response: In response to the Staff’s comment, we have revised the applicable disclosure on page 77 of Amendment No. 1 in light of the fact that over the last two years Cowen has not had a material business relationship with, nor received fees from, Novacea other than in connection with the merger.

November 13, 2008

44.	Please quantify the portion of Cowen’s fee that is contingent upon the consummation of the merger.

Response: In response to the Staff’s comment, we have included the requested disclosure on pages 4 and 77 of Amendment No. 1.

Merger Consideration and Adjustment, page 83

45.	Please disclose the ratio for the conversion of each share of Transcept preferred stock into Transcept common stock.

Response: In response to the Staff’s comment, we have revised the disclosure on page 89 of Amendment No. 1 to disclose the ratio for the conversion of each share of Transcept preferred stock into Transcept common stock.

46.	We note that the description of the merger consideration in this section and on page 95 is slightly different. In this section you state that each share of Transcept common stock and preferred stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 0.68 shares of Novacea common stock. On page 95, you state that each share of Transcept common stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive a number of shares of Novacea equal to 60% of the fully-diluted common stock of the combined company. Please revise your disclosure to make sure the description of the merger consideration is consistent throughout the filing.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 101 and 102 of Amendment No. 1 to conform the description of the merger consideration to the descriptions found elsewhere in Registration Statement.

47.	You state on page 84 that the exchange ratio is subject to adjustment to account for the effect of the reverse stock split and is also subject to adjustment upon the occurrence of certain events. Please describe the “certain events” that would trigger an adjustment of the exchange ratio.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 90 and 02 of Amendment No. 1 to clarify that the exchange ratio is subject to adjustment based on the net cash, less certain liabilities, of Novacea, and the reverse stock split and assumes that the number of shares of Transcept and Novacea outstanding is equal to the shares outstanding as of September 30, 2008.

Material U.S. Federal Income Tax Consequences of the Merger, page 85

48.	The last paragraph in this section states that “[t]he preceding discussion is intended only as a summary of certain U.S. federal income tax consequences of the merger...” Please revise your disclosure to clarify that the discussion is a summary of the “material” U.S. federal income tax consequences and not just “certain” U.S. federal income tax consequences.

Response: In response to the Staff’s comment, we have revised the disclosure on page 95 of Amendment No. 1 to clarify that the discussion is a summary of the “material” and not just “certain” U.S. federal income tax consequences of the merger.

November 13, 2008

The Merger Agreement, page 95

49.	Please delete the portion of the sentence that states that the description of the merger agreement “is qualified in its entirety by reference to the merger agreement.” Investors are entitled to rely upon your disclosure.

Response: In response to the Staff’s comment, we have revised the disclosure on page 101 of Amendment No. 1 to delete the above referenced language.

Merger Consideration and Adjustment, page 95

50.	Please describe the method or formula that will be used to calculate by how much the exchange ratio will be adjusted if the net cash, less certain liabilities, of Novacea is less than $83.5 million or greater than $84.5 million.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 101 and 102 of Amendment No. 1 to describe the formula that will be used to calculate the exchange ratio.

Representations and Warranties, page 108

51.	Some of the representations disclosed are vague. For example, what were Novacea and Transcept required to represent about subsidiaries, capital structure, bank accounts and receivables, intellectual property, etc.? Please revise the discussion about the representations and warranties to clarify the representations that the parties were required to make.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 115 and 116 of Amendment No. 1 to clarify the representations that Novacea and Transcept were required to make.

Matters being Submitted to a Vote of Novacea Stockholders, page 112

Novacea Proposal No. 1..., page 112

52.	The last sentence of the first paragraph states that the percentages of the combined company owned by Novacea and Transcept shareholders “assume that the exchange ratio is not adjusted, as described below.” It does not appear that you have described below how the exchange ratio could be adjusted. Please revise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 119 of Amendment No. 1 to include a cross-reference to the appropriate section of the Registration Statement.

Transcept Business, page 127

53.

Please expand your disclosure to describe the terms of the material agreements Transcept has entered into, including the supply agreement with SPI Pharmaceuticals and other agreements relating to the manufacture or supply of Intermezzo®.

Response: In response to the Staff’s comment, we have described the terms of Transcept material agreements on page 146 of Amendment No. 1.

November 13, 2008

Transcept Strategy, page 127

54.	We note the disclosure stating that Transcept plans to enter into marketing alliances with established pharmaceutical companies currently marketing in the United States and in major international markets. Please revise your disclosure to state that Transcept has not entered into such marketing alliances yet. If Transcept enters into such a marketing alliance prior to the effectiveness of this registration statement, please revise your disclosure to describe the material terms of such marketing alliance and to file a copy of the marketing alliance as an exhibit to the registration statement.

Response: In response to the Staff’s comment, we have revised the applicable disclosure on page 135 of Amendment No. 1.

Intermezzo®—potential to be the first sleep aid approved specifically for use in the middle of the night..., page 129

55.	Please provide an explanation for the following terms when you first use them:

•	sublingual lozenge;

•	sublingual zolpidem tartrate lozenge;

•	zolpidem tartrate sublingual lozenge; and

•	bicarbonate-carbonate binary buffer system.

Response: In response to the Staff’s comment, we have included explanatory language for the first and fourth terms referenced above in the first instance they appear, on pages 134 and 137, respectively, of Amendment No. 1. We have deleted the references to the second and third terms referenced above from Amendment No. 1.

Transcept Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 161

Financial Operations Overview, page 162

Results of Operations, page 163

56.	Please disclose the costs for each project from inception to date. Also, please clarify the phase of development each of your projects is in (i.e., Phase I, II, etc.). Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.govidivisions/corpfinicfcro032001.htm.

Response: In response to the Staff’s comment, we have incorporated additional disclosure in the Transcept Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 170 of Amendment No. 1.

November 13, 2008

Critical Accounting Policies, page 168

57.	Your disclosure of critical accounting estimates should provide investors with an understanding of the uncertainties in applying these critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please discuss and quantify the uncertainties in applying these critical accounting policies and describe the related methods and key assumptions underlying such estimates. Discuss how accurate these estimates have been in the past. Include a discussion of the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial position and results of operations.

Response: In response to the Staff’s comment, we have incorporated additional disclosure in the Transcept Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 177 of Amendment No. 1.

Management Following the Merger, page 173

Director Compensation, page 179

Director Compensation Table: Combined Company Directors from Transcept, page 181

58.	We note the table setting forth the summary of the compensation paid in 2007 to non-employee directors of Transcept that are proposed to be continuing directors of the combined company following the merger. We also note that Mr. Ehrlich, Ms. LaPorte and Mr. Turner III are not included in the table. Please describe the compensation paid to each of them in 2007 or, if no compensation was paid to them in that year, please revise your disclosure to state that fact.

Response: In response to the Staff’s comment, we have revised the applicable disclosure on pages 190 of Amendment No. 1. We supplementally advise the Staff that we have made a conforming revision to the table setting forth the summary of compensation paid in 2007 to non-employee directors of Novacea that are proposed to be continuing directors of the combined Company following the merger.

Executive Compensation, page 182

Compensation Discussion and Analysis, page 182

Elements of Executive Compensation, page 184

59.	We note your disclosure stating that the compensation committee and board of directors concluded that the 2007 corporate goals described above had been met at the 90% level. Please expand your disclosure to describe the factors that led the compensation committee and board of directors to conclude that the goals had been met at the 90% level.

Response: In response to the Staff’s comment, we have revised the applicable disclosure on page 195 of Amendment No. 1.

November 13, 2008

60.	Additionally, revise page 186 to more specifically describe your corporate goals, explain the criteria that Mr. Oclassen used in determining the discretionary portion of each officer’s bonus, and explain the criteria used to determine the discretionary portion of Mr. Oclassen’s bonus.

Response: In response to the Staff’s comment, we have revised the applicable disclosure on page 195 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 200

61.	Please present the effect of the reverse stock split in pro forma EPS on the face of the pro forma financial statements and in other parts of the filing or tell us why the current presentation is appropriate. Please provide pro forma information for the different stock split scenarios that may occur if the actual stock split ratio has not yet been established.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has not included the effect of the reverse stock split in the pro forma EPS on the face of the pro forma financial statements or in any other part of the filing as a split ratio, or even a range of split ratios, has not been determined. The Company will include the effect of the reverse stock split in the pro forma EPS in a subsequent pre-effective filing, when a split ratio has been determined.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 204

2.	Purchase Price, page 204

62.	You state that you have used the carrying value of the assets acquired as the purchase price since you believe that the quoted market price is not indicative of the fair value of the assets acquired. Please tell us why you did not use the fair value of the assets acquired pursuant to paragraph 6 of SFAS 141 in determining the purchase price.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has complied with SFAS 141, particularly paragraphs 6 and 23, in its determination of the purchase price. Pursuant to SFAS 141 paragraph 6, “exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.” In accordance with SFAS 141 paragraph 6, the Company determined that the purchase consideration given is most reliably measured based on the fair value of the net assets exchanged, which consists almost entirely of cash, cash equivalents and marketable securities.

On September 30, 2008, the Company had 25.9 million shares of common stock outstanding, with a market capitalization of $37.8 million. The fair value of Novacea’s net assets was $87.1 million as of September 30, 2008, including cash, cash equivalents, and marketable securities of $89.5 million. Therefore, the quoted market price of the Company’s common stock is below the fair value of the net assets held by the Company.

November 13, 2008

Pursuant to SFAS 141 paragraph 23, “if the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded.” As disclosed in the Form S-4, the primary factors considered by the Transcept Board of Directors in reaching its conclusion to approve the merger included the cash resources of the Company (which, combined with Transcept’s cash resources, are anticipated to be sufficient to enable Transcept to commercialize Intermezzo®) and the expectation that the merger with the Company would be a more time- and cost-effective means to access capital and obtain access to public equity markets than other options considered.

Measuring the fair value of the net assets to be received by Transcept was readily determinable based upon the underlying nature of such net assets, which consist almost entirely of cash, cash equivalents, and marketable securities. Therefore, the Company concluded that the fair value of its net assets is the best indicator of purchase price pursuant to paragraphs 6 and 23 of SFAS 141.

We have revised the disclosure regarding determination of the purchase price in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information.

3.	Pro forma and Purchase Accounting Adjustments, page 205

63.	Please disclose your calculation of adjustment (D) and include a more detailed explanation of this pro forma adjustment; including a reference to a description of the reclassification of convertible preferred stock to common stock disclosed elsewhere in the filing would also be appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure in adjustments (E) and (F), which replace (D), in the initial filing in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information.

64.	Tell us why the expected reclassification of Transcept’s warrant liability to additional paid-in capital upon the closing of the merger transaction did not result in a pro forma adjustment.

Response: In response to the Staff’s comment, the Company has revised the pro forma financial statements and other parts of Amendment No. 1 to reflect the expected reclassification of Transcept’s warrant liability to additional paid-in capital upon the closing of the merger. The disclosure of this pro forma adjustment is included in Note 2 as follows:

(H) To record the reclassification of Transcept’s warrant liability to additional paid-in-capital to reflect the expected conversion of Transcept’s convertible preferred stock warrants into warrants to purchase shares of common stock upon closing of the merger transaction.

November 13, 2008

Condensed Financial Statements, for the Three and Six Months Ended June 30, 2008 and 2007 (Unaudited) Novacea, Inc., page F-29

Notes to Condensed Financial Statements, page F-33

3.	Fair Value, page F-37

65.	Your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following:

•	Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value;

•	Describe the methods used to estimate fair value;

•	Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;

•	Disclose whether the valuation models used have changed from prior periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 on pages F-34 and F-38 to clarify further how the Company establishes the fair value.

Financial Statements, Transcept Pharmaceuticals, Inc. at December 31, 2007

Notes to Financial Statements, F-53

8.	Convertible Preferred Stock, page F-62

66.	Please provide us an analysis of your consideration given to recording a beneficial conversion feature for your convertible preferred stock issued. Refer to EITF 98-5 and 00- 27. Provide additional disclosure in Note 8, if material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that each series of convertible preferred stock is convertible into common stock at a 1:1 ratio.

The Company has considered the guidance provided by EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” when accounting for each issuance of the Company’s convertible preferred stock securities.

The Company respectfully advises the Staff that the conversion price for each issuance of convertible preferred stock exceeded the fair value of the Company’s common stock at each respective commitment date. Therefore, no beneficial conversion adjustments are required.

November 13, 2008

Financial Statements, Transcept Pharmaceuticals, Inc. at June 30, 2008 (unaudited)

Notes to Financial Statements, F-75

2.	Fair Value Measurements, page F-77

67.	Your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following:

•	Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value;

•	Describe the methods used to estimate fair value;

•	Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;

•	Disclose whether the valuation models used have changed from prior periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 on page F-79 to clarify further how the Company establishes the fair value.

Item 21. Exhibits and Financial Statement Schedules, page 11-2

68.	Please file your remaining exhibits, including the legal and tax opinions, with your next amendment or as soon as they becomes available as we will need time to review prior to granting effectiveness of the registration statement.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we intend to file the remaining exhibits, including the legal and tax opinions, in a subsequent amendment to the Registration Statement as soon as they become available.

*     *     *     *     *     *

November 13, 2008

Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder
Mark V. Roeder of LATHAM & WATKINS LLP

cc:	John P. Walker, Novacea, Inc.
Edward C. Albini, Novacea, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Glenn A. Oclassen, Transcept Pharmaceuticals, Inc.
Thomas P. Soloway, Transcept Pharmaceuticals, Inc.
Michael J. O’Donnell, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert F. Kornegay, Wilson Sonsini Goodrich & Rosati, Professional Corporation